INVESTORS BANCORP, INC.
101 JFK Parkway
Short Hills, New Jersey 07078
August 9, 2005
Via Facsimile and Edgar
(202) 772-9216
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Investors Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-125703)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:
     Investors Bancorp, Inc., a Delaware corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on August 12, 2005 at 12:00 Noon, or as soon thereafter as is practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Robert M. Cashill
Robert M. Cashill
Chief Executive Officer and President